SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIUMPH GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.625% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2026
(Title of Class of Securities)

896818 AB 7
(CUSIP Number of Class of Securities)

John B. Wright, II
Vice President, General Counsel and Secretary
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, Pennsylvania 19312
610-251-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:
Gerald J. Guarcini
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
215-665-8500

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$150,287,000	$17,448.32

*                                         Calculated solely for purposes of determining the filing fee. The purchase price of the 2.625% Convertible Senior Subordinated Notes due 2026 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of September 1, 2011, there was $150,287,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $150,287,000.

**                                  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-l.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

Pursuant to the terms and subject to the conditions set forth in the Indenture, dated as of September 18, 2006 (the “Indenture”), between Triumph Group, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), for the Company’s 2.625% Convertible Senior Subordinated Notes due 2026 (the “Securities”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company’s Issuer Repurchase Notice to Holders of 2.625% Convertible Senior Subordinated Notes due 2026, dated September 2, 2011 (as amended or supplemented from time to time, the “Issuer Repurchase Notice”).

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities if properly tendered by Holders under the terms and subject to the conditions set forth in the Put Right Purchase Offer.  The Securities are convertible into shares of common stock of the Company in certain circumstances, subject to the terms, conditions and adjustments specified in the Indenture and the Securities.  The mailing address of the Company’s principal executive office is:  Triumph Group, Inc., 899 Cassatt Road, Suite 210, Berwyn, Pennsylvania 19312.  The Company’s telephone number at that address is (610) 251-1000.  As permitted by General Instruction F to Schedule TO, all of the information set forth in the Issuer Repurchase Notice is incorporated by reference into this Schedule TO.

Item 10.                                                    Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not material to a Holder’s decision whether to put the Securities to the Company because:  (i) the consideration being paid to Holders surrendering Securities consists solely of cash; (ii) the right of each Holder to sell and the obligation of the Company to purchase the Securities pursuant to the Indenture as described in the Put Right Purchase Offer is not subject to any financing conditions; (iii) the right of each Holder to sell and the obligation of the Company to purchase the Securities applies to all outstanding Securities; and (iv) the Company is a public reporting company that files reports electronically on EDGAR.  The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Not applicable.

Item 11.                                                    Additional Information.

Not applicable.

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Item 12.                                                    Exhibits.

(a)(1)       Issuer Repurchase Notice to Holders of 2.625% Convertible Senior Subordinated Notes due 2026, dated September 2, 2011.*

(b)           Not applicable.

(d)           Indenture, dated as of September 18, 2006, by and between Triumph Group, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Triumph Group, Inc.’s Current Report on Form 8-K filed on September 22, 2006, File No. 1-12235).

(g)           Not applicable.

(h)           Not applicable.

*                                         Filed herewith

Item 13.                                                    Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIUMPH GROUP, INC.

DATE: September 2, 2011	By:	/s/ JOHN B. WRIGHT, II
	Name:	John B. Wright, II
	Title:	Vice President, General Counsel and Secretary

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EXHIBIT INDEX

(a)(1)                    Issuer Repurchase Notice to Holders of 2.625% Convertible Senior Subordinated Notes due 2026, dated September 2, 2011.*

(b)                                 Not applicable.

(d)                                 Indenture, dated as of September 18, 2006, by and between Triumph Group, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Triumph Group, Inc.’s Current Report on Form 8-K filed on September 22, 2006, File No. 1-12235).

(g)                                 Not applicable.

(h)                                 Not applicable.

*                                         Filed herewith

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